UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 9)*
HALEON PLC
(Name of Issuer)
Ordinary Shares, nominal value £0.01 per share
American Depositary Shares, each representing two Ordinary Shares
(Title of Class of Securities)

405552100**
(CUSIP Number)
Margaret M. Madden, Esq.
Senior Vice President and Corporate Secretary,
Chief Governance Counsel
Pfizer Inc.
66 Hudson Boulevard East
New York, New York 10001-2192
(212) 733-2323
Copy to:
Jacob A. Kling, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
(212) 403-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 30, 2024
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
**    This CUSIP applies to the Issuer’s American Depositary Shares, each representing two Ordinary Shares. No CUSIP has been assigned to the Ordinary Shares.

1		NAMES OF REPORTING PERSONS Pfizer Inc. (“Pfizer” or the “Reporting Person”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,062,236,079 Ordinary Shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,062,236,079 Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,062,236,079 Ordinary Shares(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.6%(1)(2)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)    Includes (1) 197,288,952 restricted American Depositary Shares held by Pfizer, representing 394,457,904 Ordinary Shares, nominal value £0.01 per share (“Ordinary Shares”), of Haleon plc (the “Issuer”), and (2) 1,667,778,175 Ordinary Shares held on behalf of Pfizer by Pfizer’s nominee. See Item 5.
(2)    Based upon 9,113,887,197 Ordinary Shares outstanding as of September 26, 2024, as reported by the Issuer on its Form 6-K filed with the Securities and Exchange Commission on September 26, 2024.
Explanatory Note

The following constitutes Amendment No. 9 (“Amendment No. 9”) to the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) by Pfizer Inc. (“Pfizer” or the “Reporting Person”) on July 27, 2022, as amended by Amendment No. 1 on February 1, 2023, Amendment No. 2 on May 15, 2023, Amendment No. 3 on September 11, 2023, Amendment No. 4 on October 10, 2023, Amendment No. 5 on January 19, 2024, Amendment No. 6 on March 19, 2024, Amendment No. 7 on March 22, 2024 and Amendment No. 8 on July 29, 2024 (the “Schedule 13D”). This Amendment No. 9 amends and supplements the Schedule 13D as specifically set forth herein. Except as set forth herein, the Schedule 13D is unmodified. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background
The response set forth in Item 2 of the Schedule 13D is hereby amended by deleting Section I in its entirety and replacing it with Schedule I attached.
Item 5. Interest in Securities of the Issuer.
The first and second paragraphs of Item 5 of the Schedule 13D are hereby superseded by the following paragraphs:
(a)-(b) As of the date of this Schedule 13D, without giving effect to the September 2024 Secondary Offering or the September 2024 Share Buyback (each as defined in Item 6), Pfizer is the beneficial owner of 2,062,236,079 Ordinary Shares (including interests in Ordinary Shares held indirectly through holdings of Restricted ADSs), which represents approximately 22.6% of the Issuer’s outstanding Ordinary Shares. Pfizer’s beneficial ownership is composed of (i) 197,288,952 Restricted ADSs held by Pfizer, representing 394,457,904 Ordinary Shares, issued under a restricted American Depositary Receipts facility with the Depositary, and (ii) 1,667,778,175 Ordinary Shares held on behalf of Pfizer by Pfizer’s nominee. The beneficial ownership percentage reported herein was calculated based on 9,113,887,197 Ordinary Shares outstanding as of September 26, 2024, as reported by the Issuer on its Form 6-K filed with the Securities and Exchange Commission on September 26, 2024.
The number of Ordinary Shares (including interests in Ordinary Shares held indirectly through holdings of Restricted ADSs) as to which the Reporting Person has the sole power to vote or direct the vote is 2,062,236,079. The number of Ordinary Shares (including interests in Ordinary Shares held indirectly through holdings of Restricted ADSs) as to which the Reporting Person shares the power to vote or direct the vote is zero. The number of Ordinary Shares (including interests in Ordinary Shares held indirectly through holdings of Restricted ADSs) as to which the Reporting Person has the sole power to dispose or direct the disposition is 2,062,236,079. The number of Ordinary Shares (including interests in Ordinary Shares held indirectly through holdings of Restricted ADSs) as to which the Reporting Person shares the power to dispose or direct the disposition is zero.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The information set forth under the caption “July 2024 Share Purchase Deed” within Item 6 of the Schedule 13D is hereby amended and restated as follows and Item 6 of the Schedule 13D is hereby supplemented by the information set forth under the caption “September 2024 Secondary Offering”.
July 2024 Share Purchase Deed
On July 29, 2024, Pfizer and the Issuer entered into a share purchase deed (the “July 2024 Share Purchase Deed”) providing a framework for the Issuer to make certain off-market purchases of Ordinary Shares from Pfizer (or its nominees) on such number of occasions as Pfizer and the Issuer may agree either in conjunction with any future offer or sale of Ordinary Shares by Pfizer (or its nominees) (excluding, for the avoidance of doubt, any sale of Ordinary Shares to the Issuer pursuant to the July 2024 Share Purchase Deed) or by way of one or more standalone purchases by the Issuer from Pfizer (or its nominees). Off-market purchases consummated under the July 2024 Share Purchase Deed will take place at such prices, in such numbers and otherwise on the terms and conditions set forth in the July Share Purchase Deed and in certain notices contemplated thereby. The July 2024 Share Purchase Deed does not obligate either party to purchase or sell any Ordinary Shares and, in furtherance thereof, provides that either Pfizer or the Issuer (acting in its absolute discretion) may decline to participate in any proposed off-market purchase, in each case, subject to the terms and conditions set forth therein. Assuming the July 2024 Share Purchase Deed is not otherwise terminated in accordance with its terms, the term of the July 2024 Share Purchase Deed will continue until such time as the approval of the Issuer’s shareholders expires and is not renewed at a subsequent annual general meeting of the Issuer.
Subject to the terms and conditions of the July 2024 Share Purchase Deed, in connection with the September 2024 Secondary Offering, the Issuer has agreed to purchase Ordinary Shares from Pfizer, and Pfizer has agreed to sell Ordinary Shares to the Issuer, having an aggregate purchase price of approximately £230 million (approximately

$308 million) (such transaction, the “September 2024 Share Buyback”). The purchase price per Ordinary Share in the September 2024 Share Buyback will be equal to the offering price per Ordinary Share in the September 2024 Secondary Offering. Accordingly, a total of approximately 60.5 million Ordinary Shares will be repurchased by the Issuer pursuant to the September 2024 Share Buyback. The September 2024 Share Buyback is conditioned on, among other things, the closing of the September 2024 Secondary Offering. The September 2024 Share Buyback is expected to close at the same time as, or as soon as reasonably practicable following, the closing of the September 2024 Secondary Offering, which is expected to be completed on October 3, 2024, subject to the conditions set forth in the September 2024 Block Trade Agreement.
The foregoing description of the July 2024 Share Purchase Deed does not purport to be complete and is qualified in its entirety by reference to the actual terms of such agreement, which is filed as Exhibit 99.1 to Amendment No. 8 and is incorporated by reference herein.

September 2024 Secondary Offering
On September 30, 2024, Pfizer, as the seller, entered into a secondary block trade agreement (the “September 2024 Block Trade Agreement”) with Merrill Lynch International, Goldman Sachs International, Deutsche Bank AG, London Branch, HSBC Bank plc and RBC Europe Limited, as the lead managers (the “Lead Managers”), and the additional managers named therein (together with the Lead Managers, the “Managers”), pursuant to which the Lead Managers agreed, severally and not jointly or jointly and severally, to use their respective reasonable endeavors to procure purchasers for 540,000,000 Ordinary Shares (or such higher number as agreed between Pfizer and the Lead Managers) at a price to be determined pursuant to an accelerated book building process (the “September 2024 Secondary Offering”), and the Managers excluding the Lead Managers agreed, severally and not jointly or jointly and severally, to act as co-managers in connection with the September 2024 Secondary Offering. Pursuant to the terms of sale dated September 30, 2024 (the “Terms of Sale”), the number of Ordinary Shares to be sold was determined to be 640 million at a price of 380 pence (approximately $5.09) per Ordinary Share. Such Ordinary Shares will be sold in an unregistered offering pursuant to exemptions from registration under the Securities Act of 1933, as amended. The September 2024 Secondary Offering is expected to close on October 3, 2024, subject to the conditions set forth in the September 2024 Block Trade Agreement.
Pursuant to the September 2024 Block Trade Agreement, Pfizer undertook that it would not, and would procure that the members of its Group (as defined therein) would not, without the prior written consent of Merrill Lynch International and Goldman Sachs International, directly or indirectly, offer, sell, contract to sell, pledge, grant any option over or otherwise dispose of any equity securities of the Issuer or any securities convertible into, or exercisable, or exchangeable for, equity securities of the Issuer, or publicly announce an intention to effect any such transaction, for a period beginning on September 30, 2024 and ending 60 days after the closing of the September 2024 Secondary Offering, subject to certain exceptions.

The foregoing descriptions of the September 2024 Block Trade Agreement and the Terms of Sale do not purport to be complete and are qualified in their entirety by reference to the actual terms of such agreements, which are filed as Exhibit 99.1 and Exhibit 99.2 to this Amendment No. 9 and are incorporated by reference herein.

Item 7. Materials to Be Filed as Exhibits.

99.1	Secondary Block Trade Agreement, dated as of September 30, 2024, by and among Pfizer Inc., Merrill Lynch International, Goldman Sachs International, Deutsche Bank AG, London Branch, HSBC Bank plc, RBC Europe Limited, Barclays Bank PLC, BNP PARIBAS, Mizuho International plc, Siebert Williams Shank & Co., LLC and PNC Capital Markets LLC.*
99.2	Terms of Sale, dated as of September 30, 2024, by and among Pfizer Inc., Merrill Lynch International, Goldman Sachs International, Deutsche Bank AG, London Branch, HSBC Bank plc, RBC Europe Limited, Barclays Bank PLC, BNP PARIBAS, Mizuho International plc, Siebert Williams Shank & Co., LLC and PNC Capital Markets LLC.*
* Filed herewith.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 1, 2024
PFIZER INC.
By:    /s/ Susan Grant
Name:  Susan Grant
Title:    Assistant Secretary

Schedule I

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of Pfizer

The business address of each director and executive officer is c/o Pfizer Inc., 66 Hudson Boulevard East, New York, NY 10001. Unless otherwise indicated, each director and executive officer is a citizen of the United States.

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
Albert Bourla, DVM, Ph.D. Chairman and Chief Executive Officer	Chairman and Chief Executive Officer, Pfizer.
Ronald E. Blaylock Independent Director	Founder, Managing Partner of GenNx360 Capital Partners.
Susan Desmond-Hellmann, M.D., M.P.H. Independent Director	Former Chief Executive Officer of the Bill & Melinda Gates Medical Research Institute.
Joseph J. Echevarria Independent Director	Retired Chief Executive Officer of Deloitte LLP.
Scott Gottlieb, M.D. Independent Director	Partner, New Enterprise Associates, Inc.’s Healthcare Investment Team and Resident Fellow of the American Enterprise Institute.
Helen H. Hobbs, M.D. Independent Director
Investigator of the Howard Hughes Medical Institute
Professor of Internal Medicine and Molecular Genetics and Director of the McDermott Center for Human Growth and Development at the University of Texas Southwestern Medical Center.

Susan Hockfield, Ph.D. Independent Director	Professor of Neuroscience and President Emerita, Massachusetts Institute of Technology.
Dan R. Littman, M.D., Ph.D. Independent Director	Helen L. and Martin S. Kimmel Professor of Molecular Immunology, Department of Pathology at NYU Grossman School of Medicine. Investigator of the Howard Hughes Medical Institute.
Shantanu Narayen Lead Independent Director	Chairman and Chief Executive Officer of Adobe Inc.
Suzanne Nora Johnson Independent Director	Retired Vice Chairman, Goldman Sachs Group, Inc.
James Quincey Independent Director	Chairman and Chief Executive Officer, The Coca-Cola Company. Country of citizenship United Kingdom.
James C. Smith Independent Director	Chairman of the Thomson Reuters Foundation. Retired President and Chief Executive Officer of Thomson Reuters Corporation.
Cyrus Taraporevala Independent Director	Former President and Chief Executive Officer of State Street Global Advisors

Andrew Baum Chief Strategy and Innovation Officer, Executive Vice President	Chief Strategy and Innovation Officer, Executive Vice President, Pfizer. Country of citizenship United Kingdom
Chris Boshoff, FRCP, FMedSci, Ph.D. Chief Oncology Officer, Executive Vice President	Chief Oncology Officer, Executive Vice President, Pfizer.
Alexandre de Germay Chief International Commercial Officer, Executive Vice President	Chief International Commercial Officer, Executive Vice President, Pfizer. Country of citizenship France.
David M. Denton Chief Financial Officer, Executive Vice President	Chief Financial Officer, Executive Vice President, Pfizer.
Mikael Dolsten, M.D., Ph.D. Chief Scientific Officer, President, Pfizer Research & Development	Chief Scientific Officer, President, Pfizer Research & Development, Pfizer.
Lidia Fonseca Chief Digital and Technology Officer, Executive Vice President	Chief Digital and Technology Officer, Executive Vice President, Pfizer.
Rady Johnson Chief Compliance, Quality and Risk Officer, Executive Vice President	Chief Compliance, Quality and Risk Officer, Executive Vice President, Pfizer.
Douglas M. Lankler General Counsel, Executive Vice President	General Counsel, Executive Vice President, Pfizer.
Aamir Malik Chief U.S. Commercial Officer, Executive Vice President	Chief U.S. Commercial Officer, Executive Vice President, Pfizer.
Michael McDermott Chief Global Supply Officer, Executive Vice President	Chief Global Supply Officer, Executive Vice President, Pfizer.
Payal Sahni Becher Chief People Experience Officer, Executive Vice President	Chief People Experience Officer, Executive Vice President, Pfizer.
Sally Susman Chief Corporate Affairs Officer, Executive Vice President	Chief Corporate Affairs Officer, Executive Vice President, Pfizer.